Exhibit 3

December     , 2011

To:

Dear                     :

This will confirm our understanding as follows:

You agree that you are willing, should we decide to proceed, to become a member of a slate of nominees (the “Slate”) to stand for election as directors of ChinaCast Education Corporation (the “Company”) at the 2011 annual meeting of stockholders, any special meeting of Company stockholders and at any adjournments, postponements or continuations thereof, as well as in connection with any solicitation of written consents from stockholders to elect Company directors.

You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek election. In that regard, you are being supplied with a questionnaire in which you will provide Ned L. Sherwood (the “Nominating Stockholder”) with information necessary for the Nominating Stockholder to make appropriate disclosure both to the Company and for use in creating the proxy or other solicitation material that may be sent to the Company’s stockholders and filed with the U.S. Securities and Exchange Commission (the “SEC”). You agree that (i) you will immediately complete and sign the questionnaire and return it to the Nominating Stockholder (or his designee) by fax or email and (ii) your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the instrument attached hereto as Annex I, directed to the Company, informing the Company that you consent to being nominated by the Nominating Stockholder for election as a director of the Company and, if elected, consent to serving as a director of the Company. Upon being notified that you have been chosen, that consent and your completed questionnaire (or summaries thereof) may be forwarded to the Company.

You understand and acknowledge that the Nominating Stockholder and his affiliates may be required to make various filings with the SEC in connection with your nomination as a director and any related proxy solicitation, and may also be required to respond to comment letters and other SEC correspondence relating thereto. In connection therewith, you hereby agree and authorize the Nominating Stockholder and his legal representatives to make the following representation to the SEC on your behalf, substantially in the form of the following statement: “[Your Name] acknowledges that (i) he or she is responsible for the adequacy and accuracy of the disclosure in [the applicable filing], (ii) SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the filing and (iii) he or she may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.”

As has been discussed with you, during the period that you are a nominee, the Nominating Stockholder may ask your cooperation and assistance with certain matters in connection with your nomination. Examples of such matters would include, if requested, meetings or conference calls with Institutional Shareholder Services (ISS) and other stockholders. ZS EDU L.P. (“ZSE”) agrees to reimburse you for reasonable, documented expenses (including legal expenses) incurred in connection with your nomination, provided that such expenses are incurred at or prior to the annual meeting, special meeting or delivery of written consents to the Company, as applicable.

ZSE hereby agrees that, so long as you actually serve on the Slate, ZSE will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by you in the event that (i) based on your role as a nominee for director of the Company on the Slate, you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof (a “Proceeding”) or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys’ costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that the Nominating Stockholder determines to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, ZSE is not indemnifying you for any action taken by you or on your behalf that occurs prior to the date hereof or subsequent to the annual meeting, special meeting or delivery of written consents to the Company, as applicable, or such earlier time as you are no longer a nominee of the Slate for election to the Company’s Board of Directors or for any actions taken by you as a director of the Company, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with your participation in the Slate unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; (ii) if you acted in a manner which constitutes gross negligence or willful misconduct or (iii) in the event of a material misrepresentation of fact in any information about you provided by you to the Nominating Stockholder for inclusion in any proxy statement or other solicitation materials to be used by the Nominating Stockholder or his affiliates in connection with your nomination as a director. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify ZSE in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, ZSE shall be entitled to control your defense with counsel chosen by ZSE, unless based on the advice of counsel you reasonably object to ZSE controlling the defense on the ground that there may be legal defenses available to you which conflict with those available to ZSE, in which case you shall choose your own counsel and such counsel’s reasonable costs and expenses shall be paid for by ZSE. You shall have the right to employ a separate counsel, at your own cost, when ZSE is controlling the defense. ZSE shall not be responsible for any settlement of any claim against you covered by this indemnity without the prior written consent of ZSE. However, ZSE may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

Each of us recognizes that should you be elected to the Board of Directors of the Company all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of the Company and, as a result, that there is, and can be, no agreement between you and the Nominating Stockholder or ZSE that governs the decisions which you will make as a director of the Company.

This agreement shall be interpreted and enforced in accordance with the laws of the State of New York, without giving effect to the conflict of laws provisions thereof. This agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same agreement.

[Signature page follows]

Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

Very truly yours,

ZS EDU L.P.

By:
Name:
Title:

Agreed to and Accepted as of the date first above written:

Name:

ANNEX I

WRITTEN CONSENT OF NOMINEE TO BE NAMED IN A

PROXY, CONSENT SOLICITATION OR INFORMATION STATEMENT AND TO SERVE

AS A DIRECTOR

I,                     , hereby consent to being named as a nominee for the Board of Directors of ChinaCast Education Corporation (the “Company”) with any proxy, consent or information statement issued relating to the election of directors of the Company at any Annual Meeting of Stockholders or otherwise. Furthermore, I agree to serve as a director of the Company if so elected.

Dated as of             , 2011.

Name:

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